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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-67736

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/12 and ending 09/30/13

A. REGISTRANT IDENTIFICATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Spearhead Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3420 Fairlane Farms Road, Suite 100
(No. and Street)

Wellington	FL	33414
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Todd Walters (561)801-7302
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Todd Walters**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Spearhead Capital, LLC, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Managing Member
Title

Notary Public

DOUGLAS K. GARVEY
MY COMMISSION EXPIRES DEC 12, 2013
#DD938350
Bonded through 1st State Insurance
NOTARY PUBLIC, STATE OF FLORIDA

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPEARHEAD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2013

DeMarco Sciaccotta Wilkens & Dunleavy

INDEPENDENT AUDITORS' REPORT

Members of
Spearhead Capital, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Spearhead Capital, LLC (the Company) as of September 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Spearhead Capital, LLC as of September 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
November 22, 2013

1211 West 22nd Street, Suite 110 | Oak Brook, IL 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com

SPEARHEAD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2013

ASSETS

Cash	$	643,673
Goodwill		30,000
Other assets		8,629
Total Assets	$	682,302

LIABILITIES AND MEMBERS' EQUITY

Accounts payable, accrued expenses and other liabilities	$	569,883
Members' equity		112,419
Total Liabilities and Members' Equity	$	682,302

The accompanying notes are an integral part of this financial statement.

SPEARHEAD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

Spearhead Capital, LLC (The "Company"), a limited liability company, was organized in the state of Delaware on December 17, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's principal business activity is the sale of private placements.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Investment Sales and Marketing
Fees are earned from investment banking in private placements and providing specialized sales and marketing services to alternative investment managers across a wide spectrum of asset classes.

Revenue Recognition
The Company records fees as they are earned based on services provided.

Accounts Receivable
Management closely monitors outstanding accounts receivable and charges off to expense all balances that are determined to be uncollectible. There are no Accounts Receivable as of September 30, 2013.

Cash Equivalents
For the purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Promotion Costs
The Company expenses promotion costs as incurred.

Income Taxes
The Company is not a taxpaying entity for federal and state income tax purposes. Accordingly, the Company's taxable income and deductions are reported by the members on their income tax returns. Therefore no provision for federal or state income taxes has been made.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2009.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 3 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $73,790 at September 30, 2013, which exceeds required net capital of $37,994 by $35,796. The ratio of aggregated indebtedness to net capital at September 30, 2013 was 7.72 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company rents space from a member's related entity. The rent charged was $ 22,787 for the fiscal year ending September 30, 2013. At September 30, 2013 the Company did not owe any monies to the related party. Because this is a related entity, operating results could vary significantly from those that would be obtained if this entity was autonomous.

Spearhead Capital, LLC, is related by common ownership to Spearhead Strategic Partners, LLC and Spearhead Insurance Solutions, LLC. Spearhead Strategic Partners, LLC contains Spearhead Capital Advisors, LLC, a registered investment advisor.

Spearhead Capital, LLC has an employment agreement with an owner of one of its members.

As of October 1, 2013, the Company is the placement agent for Spearhead Insurance Solutions IDF, LLC.

NOTE 5 - GOODWILL

As of September 30, 2013, Company has recorded goodwill at $30,000 in books of accounts. There are no impairment losses for the fiscal year ending September 30, 2013.

NOTE 6– MEMBERS' EQUITY

As of September 30, 2013, the following balances existed for each class of equity in the members' equity account.

NOTE 6– MEMBERS' EQUITY (Continued)

Common Units: Common Units shall have one vote per unit issued and a liquidation preference and registration rights that are pari passu only with other Common Units holders. There are currently 60,000 units outstanding with an agreed upon value of $ 49,848.

Preferred Units: Series A Preferred Units are non-convertible, non-voting units, except with respect to events which adversely alter the terms of the Series A Preferred Units or may otherwise be required pursuant to Delaware Law. Series A Preferred Units shall pay an 8% dividend per annum, based on the Liquidation Amount. The 8% per annum dividend shall accrue and compound each year. As of September 30, 2013 there are 236,656 units outstanding with an agreed upon value of $473,312. The accrued dividend for the fiscal year ended September 30, 2013 was $15,200.

Series B Preferred Units are non-convertible, non-voting units, except with respect to events which adversely alter the terms of the Series B Preferred Units or may otherwise be required pursuant to Delaware Law. Series B Preferred Units shall pay a 7.5% dividend per annum, based on the Liquidation Amount. The 7.5% per annum dividend shall accrue and compound each year. As of September 30, 2013 there are 21,799 units outstanding with an agreed upon value of $43,599. The accrued dividend for the fiscal year ended September 30, 2012 was $634.

NOTE 7 – OPERATING LEASES

The Company has entered into a month-to-month operating lease starting from June 1, 2013 for a monthly subleasing expense of approximately $4800 per month. Subleasing expense for the fiscal year ended September 30, 2013 was $22,787.

NOTE 8 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

A qualifying asset or liabilities level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 9 – CONCENTRATION

During the year ended September 30, 2013, there were two customers that represented 17.4% and 12.7% of total fees, respectively.